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[Janus Letterhead]



October 10, 2006

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505

Re:  JANUS INVESTMENT FUND  (the "Registrant")
     1933 Act File No. 002-34393
     1940 Act File No. 811-1879

Dear Mr. Greene:

This letter is to respond to your comments made by telephone on Thursday, September 28, 2006 with respect to the Janus Investment Fund Proxy Statement filed on Schedule 14A on September 15, 2006 related to the proposed amendment to the investment advisory agreement for Janus Research Fund (the "Fund"), a series of the Registrant, that includes the change to the benchmark index used for calculating the performance adjustment to the investment advisory fee. On behalf of the Registrant, responses to the comments are as follows:

  1. COMMENT: The Staff requested that the Registrant document all comments and responses and provide a Tandy representation in the letter to be filed as correspondence separate from the filing.

      RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

  2. COMMENT: The Staff noted that certain text contained in the shareholder letter appeared in all capital letters.

      RESPONSE: As noted during the discussion, the noted text is in bold font and appears in all capital letters only in the EDGAR filing.

  3. COMMENT: The Staff noted the discussion of the pro forma comparison of the proposed index and the current index in the Questions and Answers section and inquired whether pro forma information was contained in the document.

      RESPONSE: Pro forma comparisons of investment advisory fees and expenses, based on the current index and the proposed index, are contained in the proxy statement.

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  4.  COMMENT: The Staff inquired under what circumstances, in the event the
      Fund issues multiple share classes, the oldest share class would be selected for purposes of calculating a performance fee adjustment. The Staff also sought confirmation that class specific expenses would be applied as appropriate and whether a multiple class structure would be consistent with Rule 18f-3.

      RESPONSE: As discussed, the oldest class of shares, if determined to be the most appropriate class, would be used for measuring Fund performance without seeking shareholder approval. Disclosure was revised to reflect that, as necessary, shareholder approval would be sought in cases where the oldest share class was determined to not be the most appropriate class for purposes of determining a performance fee adjustment. In the event of multiple share classes, class specific expenses would be applied to such applicable classes and the overall structure would be designed to conform to Rule 18f-3.

  5. COMMENT: In the section entitled "What are the Significant Differences Between the Current Investment Advisory Agreement and the Proposed Advisory Agreement," the Staff suggested revising the sentence "[t]he Trustees and shareholders of the Fund previously approved the Current Index as the Fund's benchmark index for purposes of evaluating the Fund's performance and calculating the investment advisory fee the Fund pays to Janus Capital" to change the instance of "investment advisory fee" to "Performance Adjustment."

      RESPONSE: The sentence was revised to reflect the comment.

  6. COMMENT: Given that there are fee waivers of the investment advisory fee, the Staff questioned clarity of the wording of ". . . the amount waived, if any, including any applicable advisory fee waiver . . ." contained in the section entitled "Investment Advisory Fee Paid by the Fund to Janus Capital" which provides that "[t]he following table shows the advisory fee paid by the Fund to Janus Capital before any waiver and the amount waived, if any, including any applicable advisory fee waiver, for the period February 25, 2005 . . ."

      RESPONSE: The Registrant has revised disclosure to reflect that "[t]he following table shows the advisory fee paid by the Fund to Janus Capital before any waiver and the amount waived, for the period February 25, 2005 . . ."

  7. COMMENT: The Staff inquired whether the Fund's expense limitation agreement is subject to an expense recoupment provision.

      RESPONSE: As noted during the discussion, the Fund's expense limitation agreement is not subject to an expense recoupment provision.

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  8.  COMMENT: The Staff inquired regarding the differences in periods presented in the pro forma comparisons of investment advisory fees and the expense example.

      RESPONSE: Each presentation includes an initial 12-month performance measurement period, and clarifying disclosure was added to the expense example to reflect this initial measurement period. The expense example period reflects expenses through the most recent semiannual period ended April 30, 2006 (the period covered by the most recent shareholder report) and the investment advisory fee presentation has been revised to reflect 6-months of Performance Adjustment (following the hypothetical 12-month performance measurement period) through August 31, 2006 to include the most reasonable available information.

  9. COMMENT: The Staff suggested the addition of a column to the presentation of current and proposed indices which reflects the percentage difference between the pro forma investment advisory fees under the current and proposed indices.

      RESPONSE: The Registrant has revised the presentation to reflect the percentage difference between pro forma investment advisory fees under the current and proposed indices.

  10. COMMENT: The Staff inquired as to the meaning of "smaller percentage" in the sentence "[t]he Performance Adjustment would be a smaller percentage of current assets if the net assets of the Fund were increasing during the performance measurement period, and a greater percentage of current assets if the net assets of the Fund were decreasing during the performance measurement period" contained in the section "How the Performance Adjustment Works," which describes the effects of various asset levels.

      RESPONSE: As discussed, the discussion explains the impact of a performance fee adjustment based on a scenario involving increasing fund assets during the performance measurement period.

  11. COMMENT: The Staff inquired whether Example 1, contained in the discussion "How the Performance Adjustment Works" should reflect outperformance of 7% rather than outperformance of 6%.

      RESPONSE: The Registrant confirms that the correct measure in Example 1 is 6%, which is the level where the variable of a rate up to 0.15% of a Performance Adjustment is reached. As discussed, at every 0.50% difference in performance, an adjustment of 0.0125 applies. Twelve such increments of
      0.0125 equal the maximum 0.15% adjustment (on an annualized basis), which is reached at 6% performance. Graphically, the calculation is summarized as follows:

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
Fund Outperforms its
Benchmark By:          (%)    0.0       0.5       1.0       1.5       2.0       2.5       3.0
Management Fee:        (%)    0.6400    0.6525    0.6650    0.6775    0.6900    0.7025    0.7150

Fund Outperforms its
Benchmark By:          (%)    3.5       4.0       4.5       5.0       5.5       6.0
Management Fee:        (%)    0.7275    0.7400    0.7525    0.7650    0.7775    0.7900

      Note that this presentation is only for illustration and assumes constant assets over the performance measuring period. Actual fee rates are influenced by assets during any given performance measurement period.

  12. COMMENT: The Staff asked that the footnotes to the expense example follow the presentation, rather than following a particular paragraph contained in the expense example.

      RESPONSE: While the Registrant believes that the presentation complies with presentation requirements, particularly those contained in Item 3 of Form N-1A, the footnotes have been moved to follow the example.

  13. COMMENT: The Staff requested clarifying disclosure in the expense example (in the Annual Fund Operating Expenses table) to reflect that the Management Fee includes the base fee and the Performance Adjustment.

      RESPONSE: Clarifying disclosure has been added to the presentation to reflect that the Management Fee includes the base fee and the performance adjustment.

  14. COMMENT: The Staff asked that the footnote reference to the Fund's contractual expense waiver be revised to reflect that the described "current agreement" is the "current waiver agreement."

      RESPONSE: The disclosure has been revised to change "current agreement" to "current waiver agreement."


  15. COMMENT: The Staff inquired whether disclosure regarding notice requirements for shareholder proposals was included in the Proxy Statement.

      RESPONSE: The Registrant confirms that such disclosure is contained in the Proxy Statement under the heading "Shareholder Proposal for Subsequent Meetings."

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the definitive proxy statement filed on Schedule 14A. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments, in the preliminary proxy statement filed September 15, 2006 on Schedule 14A reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant

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may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

If you have any concerns regarding the above responses, please call me at (303) 336-7823. Thank you for your assistance in this matter.

Regards,

/s/ Richard C. Noyes

Richard C. Noyes
Associate Counsel

cc:  Stephanie Grauerholz-Lofton, Esq.
     Donna L. Brungardt
     Cindy A. Antonson